Exhibit (a)(5)(ii)

P.O. Box 526 • Gibson City, IL 60936-0526
Members of One Earth Energy:
One Earth Energy, LLC (“One Earth” or the “Company”) is extending the expiration date for the second time for its offer for the purchase of all units of its common equity held by members that owned of record or beneficially owned four (4) or fewer units. The offer as extended will now expire at 5:00 p.m., Central Time, on April 8, 2011, unless further extended. The offer was originally scheduled to expire at 5:00 p.m., Central Time, on March 18, 2011, with a first extension until 5:00 p.m., Central Time on April 1, 2011. As of such time on April 1, 2011, approximately 21 holders had tendered their units, representing approximately 33 units tendered in total. Eligible members who would like to accept the $5,525 per unit offer must tender all units of common equity that they own before the expiration date as so extended.
If after completion of the offer to purchase there are fewer than 300 unitholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) One Earth intends to terminate the registration of its common equity under the Exchange Act so that One Earth may become eligible to suspend its duty to file reports with the Securities and Exchange Commission (the “SEC”). If successful, One Earth would no longer be required to file periodic and current reports with the SEC or be subject to the SEC’s proxy rules.
This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any units of One Earth’s common equity. The offer is being made solely by the offer to purchase and the accompanying letter of transmittal, each dated February 18, 2011, and amendments thereto. Investors may obtain copies of One Earth’s Schedule 13E-3, along with the amendments thereto, which includes the offer to purchase and letter of transmittal as exhibits, for free from the SEC’s website (www.sec.gov) or from One Earth. Questions or requests for documents also may be directed to Larry Brees at (217) 784-5321 or lbrees@oneearthenergy.com. Members are urged to read these materials because they contain important information concerning the offer.
Sincerely,
Steve Kelly, President
Statements made in this newsletter that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors could cause actual results to differ materially from those anticipated by any forward-looking information. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as well as the Company’s other filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Telephone: 217-784-5321 • www.oneearthenergy.com